# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PRO-DEX, INC., CIK 0000788920
CUSIP: 74265M205
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 2361 McGaw Avenue, Irvine, California (CA), 92614
Date of event which requires filing of this statement: 06/24/2026
Amends the filing with accession number 0000897069-25-000771
Filed by CIK 0001478067
Persons authorized to receive notices and communications: Nicholas J. Swenson, 5000 W 36th Street, Suite 200, Minneapolis, Minnesota (MN), 55416, (612) 353-6380; Peter D. Fetzer, Foley & Lardner LLP, 777 East Wisconsin Avenue, Suite 3800, Milwaukee, Wisconsin (WI), 53202-5306, (414) 297-5596

## Reporting persons
- AO Partners I, L.P. (CIK 0001542769): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 922,204; sole dispositive power 0; shared dispositive power 922,204; aggregate amount beneficially owned 922,204 (28.88% of the class); the aggregate amount excludes certain shares
- AO Partners, LLC (CIK 0001549244): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 922,204; sole dispositive power 0; shared dispositive power 922,204; aggregate amount beneficially owned 922,204 (28.88% of the class); the aggregate amount excludes certain shares
- Swenson Nicholas John (CIK 0001478067): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 61,297; shared voting power 956,520; sole dispositive power 61,297; shared dispositive power 956,520; aggregate amount beneficially owned 1,017,817 (31.88% of the class)
- Groveland DST LLC: type of reporting person: other (OO); citizenship or place of organization: South Dakota (SD); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 34,316; sole dispositive power 0; shared dispositive power 34,316; aggregate amount beneficially owned 34,316 (1.07% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: PRO-DEX, INC.
Address of issuer's principal executive offices: 2361 McGaw Avenue, Irvine, California (CA), 92614
Comment: This Amended and Restated Schedule 13D relates to shares of the Common Stock, no par value, of Pro-Dex, Inc., a Colorado corporation (the "Issuer" or the "Company").

## Item 2. Identity and Background
Name of person filing:
This Amended and Restated Schedule 13D is being filed jointly by the parties identified below (the "AO Partners Group").

AO Partners I, L.P., a Delaware limited partnership ("AO Partners Fund").

AO Partners, LLC, a Delaware limited liability company and General Partner of AO Partners Fund ("AO Partners").

Groveland DST LLC, a South Dakota limited liability company ("Groveland DST"). Nicholas J. Swenson is the sole Manager and President of Groveland DST, LLC.

Nicholas J. Swenson as the Manager of AO Partners and Groveland DST, and as an individual beneficially owning shares of Common Stock in his own name. Namely, this statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows: (1) shares of Common Stock held in the name of AO Partners Fund in Mr. Swenson's capacity as Manager of AO Partners; (2) shares of Common Stock held by Mr. Swenson as an individual; and (3) shares of Common Stock held in the name of Groveland DST in Mr. Swenson's capacity as Manager and President of Groveland DST.

Each of the foregoing is referred to as a "Reporting Person" and, collectively, as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Agreement previously filed.
Residence or business address: The principal business address of each of AO Partners Fund, AO Partners, Mr. Swenson and Groveland DST is 5000 W 36th Street, Suite 200, Minneapolis, MN 55416.
Present principal occupation or employment: Each of AO Partners Fund, AO Partners and Groveland DST are engaged in various interests, including investments. The principal employment of Mr. Swenson is (1) private investor and (2) serving as the sole Manager of AO Partners, Groveland Capital LLC and Groveland DST.
Criminal convictions in the last five years: None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Mr. Swenson is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Common Stock of the Reporting Persons was acquired in open market purchases with working capital of AO Partners Fund and the personal investment capital of Mr. Swenson. The amount of funds expended to acquire the aggregate shares held by the Reporting Persons is $2,032,015.

## Item 4. Purpose of Transaction
Purpose of transaction:
The AO Partners Group acquired shares of Common Stock because it believes that the Common Stock is undervalued. The AO Partners Group's intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

The Reporting Persons previously reported the transfer of shares of Common Stock to Groveland DST. This transfer was effected solely for tax and estate planning purposes, and for income tax purposes was a transfer between Mr. Swenson, individually, and an entity owned by Mr. Swenson.

The Reporting Persons may make further purchases of shares of Common Stock. The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Amended and Restated Schedule 13D, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following list sets forth the aggregate number and percentage (based on 3,192,759 shares of Common Stock outstanding as of April 30, 2026, as reflected in the Company's Quarterly Report on Form 10-Q filed on April 30, 2026) of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2:

Name of Reporting Person: AO Partners Fund
Aggregate Number of Shares Beneficially Owned: 922,204
Percentage of Outstanding: 28.88%

Name of Reporting Person: AO Partners
Aggregate Number of Shares Beneficially Owned: 922,204
Percentage of Outstanding: 28.88%

Name of Reporting Person: Groveland DST
Aggregate Number of Shares Beneficially Owned: 34,316
Percentage of Outstanding: 1.07%

Name of Reporting Person: Nicholas J. Swenson
Aggregate Number of Shares Beneficially Owned: 1,017,817
Percentage of Outstanding: 31.88%
Number of shares as to which each person has sole or shared power to vote or dispose:
The following list sets forth the ownership information for each of the Reporting Persons:

Name of Reporting Person: AO Partners Fund
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 922,204
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: None

Name of Reporting Person: AO Partners
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 922,204
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: None
Additional Information: AO Partners is the General Partner of AO Partners Fund. Because Mr. Swenson is the Manager of AO Partners, he has the power to direct the affairs of AO Partners. Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the 922,204 shares of Common Stock held by AO Partners Fund.

Name of Reporting Person: Groveland DST
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 34,316
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: None
Additional Information: Because Mr. Swenson is the Manager and President of Groveland DST, he has the power to direct the affairs of Groveland DST, including the voting and disposition of shares of Common Stock held in the name of Groveland DST.

Name of Reporting Person: Nicholas J. Swenson
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 61,297
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 956,520
Additional Information: Because Mr. Swenson is the Manager of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund. Because Mr. Swenson is the Manager and President of Groveland DST, he has the power to direct the affairs of Groveland DST, including the voting and disposition of shares of Common Stock held in the name of Groveland DST. Therefore, Mr. Swenson is deemed to share voting and dispositive power with AO Partners Fund and Groveland DST with regard to those shares of Common Stock. The Issuer granted Mr. Swenson stock options for 20,000 shares with various exercise and expiration dates, for his service on the Issuer's board of directors, none of which are exercisable within 60 days and are not reported in Mr. Swenson's holdings hereunder.
Transactions in the class effected during the past sixty days:
AO Partners Fund made the following sales (and no purchases) of shares of Common Stock in the past sixty days. The other Reporting Persons had no sales and no purchases of shares of Common Stock in the past sixty days.

There have been no sales (and no purchases) in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Mr. Swenson is indemnified by AO Partners Fund, AO Partners and Groveland DST for liabilities he may incur in connection with his duties for the AO Partners Group. Mr. Swenson is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, AO Partners Fund, AO Partners or Groveland DST (or any other person) as to how Mr. Swenson will, as a director or shareholder of the Issuer, act or vote on any issue or question.

AO Partners Fund secured a bank loan, pursuant to which it has pledged 922,204 shares of Common Stock, along with additional securities and collateral owned by AO Partners Fund, as collateral for the loan. The loan was obtained in the ordinary course of business.

Mr. Swenson secured a bank loan, pursuant to which he has pledged 61,170 shares of Common Stock, along with additional securities and collateral owned by him, as collateral for the loan. The loan was obtained in the ordinary course of business.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement attached hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit No. 99.1: Joint Filing Agreement (previously filed).

## Signatures
- AO Partners I, L.P.: /s/ Nicholas J. Swenson, Manager of AO Partners, LLC (06/26/2026)
- AO Partners, LLC: /s/ Nicholas J. Swenson, Manager (06/26/2026)
- Swenson Nicholas John: /s/ Nicholas J. Swenson, Manager (06/26/2026)
- Groveland DST LLC: /s/ Nicholas J. Swenson, Manager (06/26/2026)